ROYAL GROUP TECHNOLOGIES LIMITED




                                   FISCAL 2005
                             ANNUAL INFORMATION FORM















                                 APRIL 29, 2006


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                                TABLE OF CONTENTS

CORPORATE STRUCTURE ..........................................................2
GENERAL DEVELOPMENT OF THE BUSINESS ..........................................3
DESCRIPTION OF THE BUSINESS ..................................................4
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS...................9
MATERIAL CONTRACTS............................................................9
LEGAL PROCEEDINGS.............................................................9
RISK FACTORS ................................................................10
CAPITAL STRUCTURE ...........................................................13
MARKET FOR SECURITIES .......................................................14
DIRECTORS AND OFFICERS ......................................................14
AUDIT COMMITTEE .............................................................18



      THINGS YOU SHOULD KNOW BEFORE YOU BEGIN YOUR REVIEW OF THIS DOCUMENT

Meaning of Certain Terms used in this Document

Unless the context otherwise requires, all references to "Royal", "Royal Group", the "Company" and the "Group" mean to Royal Group Technologies Limited, its subsidiaries and wholly and partially owned entities.

Glossary of Technical Terms

The following compilation of definitions of technical terms used herein has been assembled to assist the reader to better understand Royal's business.

"Additives" - ingredients including stabilizers and pigments, mixed with PVC to modify or enhance the physical properties of an extruded profile and aid in the manufacturing process.

"Extrusion" - the process of melting, sizing, shaping and cooling PVC or other plastic materials.

"Injection" - the process whereby a granulated plastic compound is heated and forced under pressure into a mould in the shape of a finished product, such as a 90 degree pipe fitting elbow.

"PVC" - polyvinylchloride or vinyl - a versatile plastic used extensively in the building products industry as well as automobile, packaging and toy industries. PVC has many desirable properties including weatherability, low thermal conductivity and high strength to weight ratio.

"VCM" - Vinyl Chloride Monomer - which is the primary raw material used in the production of PVC. Currency Presentation and GAAP

Unless otherwise expressly indicated, all references to "$" or "dollars" are to Canadian dollars. The financial information in this document is presented in accordance with Canadian generally accepted accounting principles.

Date of Information in this Document

Unless otherwise specified, this document presents information as at December 31, 2005.

Documents Incorporated by Reference

The following documents are incorporated by reference in this Annual Information
Form:


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o    The Company's Management Proxy Circular dated April 22, 2005 for its Annual and Special Meeting of Shareholders held May 25, 2005 (the "2005 Management Proxy Circular").

o The Company's annual consolidated comparative audited financial statements for 12 months ended December 31, 2005 and the 15 months ended December 31, 2004 (the "2005 Annual Audited Financial Statements") together with the related Management's Discussion and Analysis of Financial Conditions and Results of Operations for the year ended December 31, 2005 (the "2005 MD&A").

Additional information including officers' and directors' remuneration and indebtedness, principal holders of Royal's securities, options to purchase securities, and interests of insiders in material transactions, where applicable, is contained in Royal's 2005 Management Proxy Circular. Additional financial information is also provided in Royal's 2005 Annual Audited Financial Statements.

Copies of the foregoing documents, including those incorporated by reference in this Annual Information Form, and additional information relating to Royal may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Caution Regarding Forward-Looking Statements

This Annual Information Form, including the documents incorporated by reference herein, may contain certain forwardlooking statements with respect to Royal Group. These statements are often, but not always made through the use of words or phrases such as "expect", "should ", "continue", "believe", "anticipate", "suggest", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal Group specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual performance or results to be materially different from those anticipated in these forward-looking statements. Statements made in this document are made as of April 29, 2006 and, unless otherwise noted, information in this document is given as at December 31, 2005. Royal Group is under no obligation to update any forward-looking statements contained herein should material facts change due to new information, future events or other factors except as required by applicable law. For a more detailed discussion of the material factors or assumptions that were applied in drawing conclusions or making a forecast or projection set out in such forward looking information, see "Risk Factors".

                               CORPORATE STRUCTURE

Royal Group Technologies Limited

The Company was formed under the Canada Business Corporations Act on November 25, 1994 by the amalgamation of Steelwood Acquisition Inc. and Royal Plastics Group Limited, each of which were incorporated under the Canada Business Corporations Act on September 26, 1994. The name of the corporation was changed to Royal Group Technologies Limited on February 14, 1997. Royal's registered and head office is located at 1 Royal Gate Boulevard, Woodbridge, Ontario, L4L 8Z7, telephone: (905) 264-0701, facsimile: (905) 264-0702, email:
info@a,royalgrountech.com.

Subsidiaries

Schedule A hereto lists the Company's principal subsidiaries as at December 31, 2005, including their jurisdiction of incorporation and the percentage of voting and non-voting securities of each subsidiary owned by the Company or over which the Company exercises control or direction.

Organizational Issues

All of Royal Group's manufacturing activities are conducted through separate entities, each of which operates as a separate profit centre. Activities are structured as such to maximize the manufacturing efficiency and accountability of the production processes while leaving administrative tasks to be performed largely by the corporate office. Royal Group's



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executive management centralizes certain strategic planning, capital allocation, new business and certain new product development and provides specialized services including raw material and equipment purchasing, general corporate purchasing, as well as technological, marketing, legal, risk management, financial, information systems and human resource expertise.

                       GENERAL DEVELOPMENT OF THE BUSINESS

Royal began operations in 1970 as a small custom profile extruder and has since evolved into a vertically integrated manufacturer of technologically advanced polymer-based home improvement, consumer and construction products sold primarily in North America and increasingly in international locations.

Rationalization of Product Lines

As raw material costs have risen and competition has become more intense in some markets, the profitability of certain product lines has become unattractive. Royal has initiated its withdrawal from production and supply of such product lines.. At the same time, sales and marketing efforts for more attractive product lines were increased in fiscal 2005, in pursuit of a more favourable product mix.

Key Developments in 2005

During 2005, Royal Group embarked on significant restructuring and reorganization activities which in management's view have led to a stronger and more focused organization that is better equipped to exploit strategic opportunities in its core business and positions Royal Group to provide enhanced shareholder returns. Key events include:

     o The appointment of five new independent Directors bringing significant professional and business expertise to the Board. See "Directors and Officers".

     o The collapse the Company's dual-class capital structure whereby all outstanding multiple and subordinate voting shares were converted to common shares on a one for one basis. See "Capital Structure".

     o The appointment of Lawrence J. Blanford as the Company's President and Chief Executive Officer, and the appointment of James G. Lawn as the Company's new Chief Financial Officer. See "Capital Structure".

     o Announcement in May, 2005 that Royal Group is evaluating strategic alternatives, including the sale of the Company, and the appointment of a Special Committee of the Board to oversee the sale process, including determining whether a sale would be in the best interests of the Company and its shareholders. No offer for shares of Royal Group has yet been made and there is no assurance that an offer will be made or a transaction concluded.

     o The development under the direction of the Company's President and Chief Executive Officer, and with the support of external advisors, of a comprehensive four-part Management Improvement Plan approved by the Board of Directors in late September 2005.

Management Improvement Plan

The development of the Management Improvement Plan was based on a thorough review of Royal Group's business performance, core competencies, and factors influencing its future ability to successfully compete. The Plan is intended to support either the sale of the Company, or its continuation as a public entity should an acceptable offer not result from the sale process. It contains the following key elements:



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     o    business unit portfolio restructuring;

     o    pursuit of cost and margin opportunities;

     o development of strategies to deliver full potential of core businesses; and

     o    refinancing the Company on the strength of its balance sheet.

In July 2005, the Company's Board of Directors approved the divestiture of certain non-core business units and nonperforming operations pursuant to the Management Improvement Plan. To date, Royal Group has successfully completed the following divestitures:

     o Royal Group's 60% interest in Royal Alliance, which produces injection moulded housewares, indoor storage products, pet care products and garden furniture, branded with the Gracious LivingTM trade name, was sold in January 2006 to the minority partners in Royal Alliance who have been operating and managing the business since 1990.

     o Royal Group's Baron Metals subsidiary, a metal door fabricating company located in Woodbridge, Ontario, was sold in April 2006 to Assa Abloy, the world's leading producer of locking hardware.

     o Royal Group's 74% interest in Amut S.p.A., an Italian based extruder company, was sold to the minority partners of Amut in January 2006.

     o The assets of Royal's subsidiary VinylTech, Inc., a U.S. based tooling company, were sold to a third party purchaser in early January 2006.

     o Four properties aggregating approximately 539,000 square feet, located in Royal Group's Woodbridge, Ontario corporate park were sold to a third party purchaser in March 2006.

The proceeds from divestitures since January 1, 2006 are approximately $90 million cash received to date and approximately $30 million to be received prior to the end of the second quarter 2006. Royal Group expects to generate proceeds of $260 million to $300 million in total from previous and planned divestitures.

More information regarding the foregoing developments in 2005 and on-going in 2006 can be found in Royal Group's 2005 MD&A under the heading "Summary of Significant Events".

                           DESCRIPTION OF THE BUSINESS

Organizational Structure

Historically, Royal Group's financial reporting and organizational structure distinguished between its Products and Support operations. This structure allowed for the measurement of the profitability of the Company's extensive vertically integrated operations. In 2005, the new management team determined that the segments should change to better reflect the Plan. As a result, the Company has adopted an organizational structure which is comprised of the seven new segments described below.


     Reportable Segments                    Key Core Product Divisions
     -------------------                    --------------------------
     Custom Profiles & Mouldings            Custom Window Profiles and Interior & Exterior Mouldings

     Building Products                      Exterior Cladding

     Construction Products                  Pipe and Fittings and Building Systems

     Home Improvement Products              Deck, Fence and Railing and Outdoor Storage

     Window Covering Products               Window Coverings

     Materials                              Materials (Resins, Additives, PVC and Recycling)



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     Support                                Real Estate



Royal Group's businesses are located primarily in Canada and the United States with international operations in Mexico, South America, Europe and Asia. Royal Group typically enters into strategic joint venture arrangements with local partners in respect of its international operations to gain access to local industry expertise and share related business risks.

For information regarding net sales by segment see Royal's 2005 MD&A under the heading "Net Sales".

     Custom Profiles & Mouldings

Royal's Custom Profiles & Mouldings products represent the largest share of corporate product mix, accounting for approximately 42% of total sales in 2005. The majority of Royal's Custom Profiles & Mouldings sales involve extruded PVC window components supplied to window manufacturers. Custom Profiles & Mouldings sales consist of exterior and interior millwork and decorative trim products, such as baseboard mouldings and entry door brick mouldings which are sold primarily to manufacturers such as indoor shutter producers, big-box retail sores, distributors and professional installers.

     Building Products

Royal's Building Products represents d approximately 19% of overall sales in fiscal 2005. Vinyl siding represents the largest portion of overall Building Products sales, The remainder of sales are primarily composed of aluminum soffit, fascia, and rainware. The majority of Building Products sales are in the United States where products are distributed through independent building product suppliers. In Canada, Building Products sales are distributed through companyowned building product distributors as well as independent building product suppliers. Professional installers are the principal customers of distributors of Building Products in both Canada and the United States,

     Construction Products

Sales of Construction Products represent in aggregate approximately 19% of overall sales in fiscal 2005. Sales of pipe and pipe fittings form the majority of this product area's sales with the remainder comprised of extruded PVC building panels and miscellaneous injection molded products. Pipe and fittings include municipal sewer, water and vent pipe systems, as well as household plumbing and electrical conduit systems. The majority of sales of pipe and fittings occur in Canada where products are sold primarily through pipe distributors to contractors. Included in this segment are components for the Royal Building SystemTM, which is a polymer based building system, involving hollow panels that are used as a permanent formwork for concrete walls. The Royal Building SystemTM is generally sold directly to residential, commercial and industrial builders. Also included in this segment is Royal Dynamics, which operates large tonnage injection moulding machines used to manufacture products including basement windows, pallets, and roofing tiles as well as various subcomponents (such as shed bases and column bases) for other Royal divisions. Most recently, Seawall has been added to the construction product portfolio. Seawall is a heavy wall profile panel used to form retaining walls in ports and low lying waterfront areas.

     Home Improvement Products

In fiscal 2005, approximately 9% of Royal Group's overall sales came from Royal's Home Improvement Products segment. Home Improvement Products include outdoor storage buildings, fencing, decking, railing, rainware and decorative columns. Outdoor storage buildings are sold to homeowners primarily through big-box home improvement stores. Royal fencing, decking and railing and columns are primarily sold through professional distributors, fabricators and installers. In 2005 Royal's Home Improvement Products segment saw growth in each of its business units. The focus moving forward is to increase new product development in all business units to capitalize on the continued strength in the home improvement market.

     Window Covering Products

In fiscal 2005, approximately 8% of Royal Group's overall sales came from Window Covering Products. Window covering products are sold primarily in North America through fabricators, contractors and retailers including extruded vertical



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blinds, horizontal blinds and shutters. During fiscal 2005, this segment focused on reducing its cost structure. This was accomplished through a footprint reduction in the United States by consolidating three distribution centres, combined with an improved freight policy standardizing minimum order values based on distance. New products were developed for the custom horizontal and shutter markets using cellular PVC with a continued focus on improving product mix.

In the third quarter of 2005, Window Covering Products developed a formal strategic direction to focus on custom extrusion profiles in rigid and cellular PVC for hard window coverings products in North America. A decision was made to divest Royal's two foreign operations in Holland and Brazil.

     Materials

Royal's Materials division supplies the raw materials used in the Group's extrusion and moulding operations. It is comprised of a PVC resin plant in Sarnia, a chemical additives plant in Bradford, and a compound and recycling facility both in Woodbridge.

PVC resin is the key raw material used by Royal comprising approximately 80% of the finished goods. All the resin produced in Sarnia is consumed within the Group. The additives plant produces lubricants and stabilizers used in the compounds which are then fabricated into vinyl products. In 2005, the additives plant was expanded with facilities to produce impact modifiers and other processing aids which are part of the compound formulation. This facility will commence production of products for internal consumption in 2006.

     Support

The Support segment provides services to companies within Royal Group and includes primarily real estate and property management, distribution and other services. The Support segment comprises several activities which are designed to facilitate a low cost structure, superior customer service and rapid product development. The activities of the Support segment include:

     o distribution services, group property management and research and development, as well as certain centralizing of purchasing, finance, administration, sales and marketing functions; and

     o machinery/tooling development and computerized material handling systems.

Competition

Royal Group is a leading producer of innovative, attractive, durable and low-maintenance building and home improvement products for the North American marketplace. In the markets in which Royal Group competes, its products face competition from plastic and alternative materials. In the window and door profile market, the Company faces competition from wood and aluminium products. In the exterior cladding market, the Company's products face competition from cement, brick, wood, stucco, stone, concrete and aluminium products. The Company faces competition from concrete products in the outdoor storage market and metal products in the pipe and fittings market. Similarly, the Company faces competition from fabric, wood and aluminium products in the window coverings market. Historically, Royal Group's PVC (vinyl) based products have generally been gaining market share at the expense of alternative materials, due to PVC's superior qualities, including its low maintenance, durability and ease of installation/fabrication.

The competitive environment in the vinyl building products industry has been intensifying, with market sectors such as vinyl siding and vinyl window profiles reaching more mature phases of their product life-cycles. In addition, competition from countries such as China has become significant for certain, price-sensitive products, particularly in the window coverings marketplace.

The strategies being employed by Royal Group to compete vary by core business unit. Generally, Royal Group is increasingly targeting growth through penetration of the wood segments of its markets, with its proprietary lines of lowmaintenance, aesthetically pleasing cellular and composite products. In addition, Royal Group is improving its cost structure, to enable it to compete favourably in the businesses where competition is intensifying, due to market maturation. Initiatives to enhance cost position include plant consolidations, deployment of higher-speed tooling and equipments,



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utilization of lean manufacturing and statistical process control techniques, as well as use of advanced raw material formulation technologies. Finally, Royal Group intends to utilize its manufacturing facility located in China to produce products to compete in price-sensitive markets.

Research and Development

During fiscal 2005, Royal spent approximately $5 million on research and development. Projects conducted in Canada will be filed for Investment Tax Credits under the Scientific Research and Experimental Development Program ("SR&ED"). SR&ED qualifying projects comprise the majority of the expenditures. Research and development activities over the course of fiscal 2005 were focused mainly on product, material and manufacturing process development.

Royal strives to develop leading edge building and home improvement products constructed from durable, maintenance free polymer materials that compliment existing lines, create new market niches, or supersede existing products. Historically, product development activities have been conducted on a strictly decentralized basis. During 2005 a new vision was set for new product development at Royal. The new vision will see the addition of an R&D Centre focused on new products, composite materials development and formulation optimization. The adoption of leading practices for innovation development at the individual business units will continue but will be facilitated through centrally developed, consistent processes. New development programs or development activities with cross product line applications will be conducted on a centralized basis resulting in synergistic development of the best product offering possible. The restructuring of the development centre approach is expected to be complete in 2006.

Material development entailed experimentation with additives and resins to optimize existing formulations as well as the development of new formulations for potential new products. Development during fiscal 2005 has resulted in significant cost savings with no adverse effect to properties or processing. In addition, development may result in new intellectual property protection. In 2005 the production of acrylic modifiers from a newly constructed plant was scaled-up and successfully integrated into selective formulations.

Three main manufacturing process development initiatives were undertaken in fiscal 2005. Within the Support segment, machinery and tooling development concentrated on improving throughput of extrusion lines resulting in speed improvements of 10 to 70%. In 2005, savings of approximately 2%in material consumption and improved line efficiency were achieved through the adoption of gravimetric feeding which will be implemented further in fiscal 2006 where appropriate. The benefits of Lean Manufacturing (a system of improving production through the elimination of waste and reduction of resources) were demonstrated in the Building Products segment and will be implemented within other business segments.

Within Custom Profiles &Mouldings, Royal focused on commercialization of a series of polymer window components in fiscal 2005, to complement its PVC window profile offerings. The Ener-CelTM window system was launched with favourable reception from the marketplace. Ener-Ce1TM is a high thermal efficiency window system. Numerous proprietary custom window systems and system enhancements were developmed and launched through Royal's customer base. Development in fiscal 2006 will continue to meet our customers' specific requirements as well as create new systems with superior structural, impact, thermal and aesthetic properties.

In the Building Products segment a, Royal focused on the development of upscale PVC siding systems in fiscal 2005. As an example, Royal COLORSCAPESTM siding was commercialized, offering homeowners deep rich colour options without compromised weathering performance. COLORSCAPESTM achieves unparallel colourfastness by utilising a proprietary engineered material. In 2006, development continues to focus on upscale siding products.

The Window Covering Products segment saw the development of a unique variegated appearance for shutters and blinds, which has also resulted in intellectual property protection. Royal will strive to maintain its reputation as a fashion leader in the competitive window coverings market, developing new styles of co-ordinating horizontal and vertical blinds.

Within the Home Improvement Products segment the Harmony SelectTM decking line was commercialized which marries the low maintenance of PVC materials with the strength of a cellular structure and the conventional appeal of wood fibre. New outdoor building structures are currently under development that will simplify end user assembly and offer greater aesthetic appeal complimentary to main dwelling architecture.



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The Construction Products segment focused on the development of two new sewer-fitting systems; an advanced restraint system and a two-piece, heavy wall fitting/gasket system. Under the Quickstop brand, two new couplings were also introduced that will ease installation while providing fire spread protection. In 2006 this segment will focus on expanding agricultural, car wash and other commercial applications.

Intellectual Property

Royal's intellectual property includes several leading-edge patents and an extensive collection of strategic trade-marks. Royal's patent portfolio covers diverse products and processes from window extrusions and siding to window blinds. These patents allow Royal to protect its intellectual property and maintain a competitive position in the marketplace. Royal also possesses a collection of trade-marks including its Royal Crown symbol, which the Company utilizes in the marketing and development of its products. Trade-marks and intellectual property rights associated with Royal's products are considered to be important assets of Royal which are protected and defended where appropriate.

Human Resources

Royal had approximately 7,800 employees worldwide as at December 31, 2005 of which approximately 970 were covered by various collective agreements.

Environmental Considerations

The geographic breadth of Royal's facilities subject it to environmental laws, regulations and guidelines in a number of jurisdictions including Canada and the United States. Such laws, regulations and guidelines relate to, among other things, the discharge of contaminants into water and air and onto land, the storage and handling of certain regulated materials used in the manufacturing process and the disposal of wastes.

Royal's efforts to ensure environmental compliance include the review of its operations on an ongoing basis utilizing inhouse staff and on a selective basis, by specialized environmental consultants. Environmental assessments are conducted as part of Royal's due diligence review prior to the completion of acquisitions.

Based on recent experience and current projections, environmental protection requirements are not expected to have a material effect on the Company's earnings, capital expenditures, finances or competitive position in the current or future years.

Raw Materials

The principal raw material used by Royal is PVC resin which is created through the polymerization of VCM. PVC is 56% chlorine-based (derived from widely available rock salt) and 44% hydrocarbon-based. PVC prices tend to be cyclical, influenced by industry demand and supply factors as well as fluctuations in oil, gas and ethylene prices. PVC resin prices escalated during the 4th quarter of 2005 as a result of Hurricanes Katrina and Rita and related feedstock shortages. Industry analysts suggest that PVC prices are expected to fall in 2006.

Seasonality

Royal's fiscal year end is December 31st. Given the seasonal nature of the building products industry, approximately 56% of consolidated sales have been recorded in the second and third quarters, while approximately 44% of its annual consolidated sales have been recorded in the first and fourth quarters.



           INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS




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Related Party Transactions

During the 12 months ended December 31, 2005, related party transactions with companies related to an insider and former controlling shareholder of the Company, Vic DeZen totalled $273,000 (2004 - $870,000; 2003 - $1,650,000).
Related party transactions principally between a non-wholly owned subsidiary and minority shareholders of this subsidiary totalled $6,897,000 (2004 - $12,107,000).

These related party transactions were in the normal course of the Company's business relating to (i) products typically manufactured by it and sold at prices and terms consistent with those to third parties, (iii) the recovery of costs incurred in respect of certain shared services and (iii) the purchase of other goods and services such as rent for premises.

Conversion Agreement

Following the submission of a report of Kroll Lindquist Avey (now Navigant Consulting Inc.), independent forensic accountants, which report was commissioned by the Special Committee of the Board of Directors of the Company, the Company entered into an agreement dated March 23, 2005 (the "Conversion Agreement") with Vic DeZen (then the Company's controlling shareholder and the former Chief Executive Officer ), certain corporations controlled by Mr. DeZen, Fortunato Bordin and Domenic D'Amico (collectively, the "DeZen Group") providing for, among other things, the repayment of certain amounts by Mr. DeZen to the Company and the conversion by Mr. DeZen and all other holders of multiple voting shares of the Company of all outstanding multiple voting shares to subordinate voting shares on a one for one basis. At the Annual and Special Meeting of Shareholders of the Company held May 25, 2005, shareholders approved an amendment to the Company's articles to provide that the Company would have only one class of voting shares to be designated as common shares and subsequently all outstanding subordinate voting shares were re-designated as common shares. All conditions and terms of the Conversion Agreement have been fulfilled.

Details of the background leading to the Conversion Agreement and the terms and conditions of the Conversion Agreement can be found in the Company's Management Proxy Circular for its Annual and Special Meeting held May 25, 2005 under the heading "Matters to be Voted on at the Meeting - Proposed Share Conversion".

                               MATERIAL CONTRACTS

Other than the Conversion Agreement described above under the heading "Interest of Management and Others in Material Transactions" and agreements relating to the sale of certain businesses and assets of the Company described under the heading "General Development of the Business - Management Improvement Plan", the Company has not entered into any contract, other than contracts entered into in the ordinary course of business, that are material to the Company within the most recently completed financial year or prior to the most recently completed financial year but that are still in effect.

                                LEGAL PROCEEDINGS

Investigations
For information regarding legal proceedings involving Royal Group and certain of its current or former directors and former officers, including regulatory investigations and private legal actions, see the Company's 2005 MD&A under the headings "Operating Environment - Investigations", "Operating Environment - Class Action Law Suits", "Operating Environment - Criminal Investigation by the Anti-Trust Division of the United States Department of Justice", and "Operating Environment - Special Investigative Committee".

Royal Group is also involved in various claims, legal proceedings, investigations and complaints arising out of the regular course of business. Royal Group is unable to determine whether these claims, legal proceedings, investigations and complaints will individually or collectively, have a material or adverse effect on the business, operations, financial condition or liquidity of Royal Group.




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


                                  RISK FACTORS

Risks and Uncertainties

The Company operates in many markets each of which involves various risks, uncertainties and other factors affecting the Company specifically, its industry or the markets generally. The Company's future performance, achievements and financial results could be affected by these factors, which in some cases have affected, and which in the future could affect, the Company's actual results and could cause the Company's actual results for fiscal 2006 and beyond to differ materially from past results and from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome; the outcome of the ongoing investigations by the United States Department of Justice, RCMP, OSC and SEC; the outcome of the class action shareholder lawsuits against the Company filed in the United States and Canada and the outcome of the discussions with the SEC on the Company's historical disclosure; fluctuations in the level of renovation, remodelling and construction activity; changes in the Company's product costs and pricing; an inability to achieve or delays in achieving savings related to cost reductions or increases in revenues related to sales price increases; the sufficiency of any restructuring activities, including the potential for higher actual costs to be incurred in connection with any restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of the Company's outstanding debt and current debt ratings; the Company's ability to maintain adequate liquidity and refinance its debt structure by December 31, 2006, the expiry date of its current bank credit facility; the Company's ability to complete the required processes and provide the internal control report that will be required under U.S. securities law in respect of fiscal 2006; the ability to meet the financial covenants of the Company's credit facilities; changes in the Company's product mix; the growth rate of the markets in which the Company's products are sold; market acceptance and demand for the Company's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes or similar matters; changes in securities, environmental or health and safety laws, rules and regulations and currency risk exposure. Certain of these risks and uncertainties are described in more detail below:

     o The Company is currently working to refinance its debt structure by December 31, 2006, the expiry of its current bank credit facility. The Company expects that this refinancing will enable it to maintain adequate liquidity. The Company cannot confirm that the refinancing initiative will be successful. If obtained, such refinancing may be on terms and conditions that impose additional costs and operating constraints on the Company.

     o The Company's business is substantially related to the North American renovation, remodelling and construction markets, both residential and industrial/commercial. As a result, the demand for the products manufactured and distributed by the Company is affected by changes in the general state of the North American economy, including renovation and remodelling, new housing starts and the level of construction activity in general. Future economic downturns could reduce demand for Royal's products and could have a material adverse effect on Royal's business, operations and financial condition.

     o The price and availability of raw materials, in particular PVC resin and VCM, represent a substantial portion of the costs to manufacture the Company's products. Historically, there have been fluctuations in these raw materials' prices, in particular for PVC resin and VCM and in some instances price movements have been volatile and affected by circumstances beyond the Company's control. There can be no assurance that the Company can pass on increases from normal market fluctuations in the price of PVC resin, VCM and other raw materials to its customers through increases in selling price, or otherwise absorb such cost increases without significantly affecting its margins. In addition, the Company has occasionally found certain raw materials to be in short supply. The Company could experience materially adverse effects on its business, operations and financial condition if the availability of either PVC or VCM became restricted due to market conditions, or issues particular to the Company.

     o Energy costs, in particular electricity and fuel, represents a component of the costs to manufacture the Company's products. Historically, there have been fluctuations in the cost of energy and in some instances price movements have been volatile and affected by circumstances beyond the Company's control. There can be no assurance that the Company can pass on increases from normal market fluctuations in the price of electricity to its customers through increases in selling price, or otherwise absorb such costs increases without significantly affecting its margins.

     o The RCMP continues its previously announced investigation. The OSC also continues its investigation of the Company with respect to disclosure, financial affairs and trading in the shares of the Company. During 2005, the Company received notification that the SEC is investigating the Company's past accounting practices and disclosures. As part of these investigations, the Company received various requests for information, including on July 27, 2005 a subpoena from the SEC, and it has expressed its willingness to cooperate with all regulators and law enforcement agencies in their investigations. The Company is unable to determine if these investigations will have a material impact on the Company and its previously reported financial statements. No amount has been accrued in the financial statements.

          In addition, the SEC has commented on the Company's Form 40-F in respect of fiscal 2004 and its quarterly filings in 2005. The SEC has raised some concerns related to the Company's segment reporting and goodwill evaluation. The process of responding to SEC's comments is ongoing but not complete.

     o The Company and certain of its former officers and certain former and current directors have been named as defendants in two class action shareholder lawsuits filed in the United States District Court for the Southern District of New York and in the Ontario Superior Court of Justice. See Note 22 to the Company's 2005 audited Consolidated Financial Statements and "Operating Environment - Class Action Lawsuits" of the Company's 2005 MD&A for further discussion on this topic.

     o The Company is the subject of a pending criminal investigation being conducted by the Antitrust Division of the United States Department of Justice. The investigation focuses on alleged price fixing in the window coverings industry. The Company is cooperating with the Department of Justice and is attempting to negotiate a resolution of the matter. The Company has accrued an amount in its financial statements that it is prepared to pay the Department of Justice to settle the matter.

     o As the Company carries out a significant portion of its activities in foreign markets (primarily the U.S.); it is exposed to the risk of foreign exchange fluctuations. If the Canadian dollar gains value against these other currencies, the Company's results of operations and financial condition could be materially adversely affected. The Company attempts to minimize risks associated with currency fluctuations through matching of the currency of debt financing and the currency of certain raw material purchases, sales or asset acquisitions. This, however, is not always economically practical and the Company may not be able to offset any or all of its foreign market risks. While the Company has not entered into significant market instruments with respect to foreign exchange hedging in the past, it may in the future, if deemed necessary.

     o The Company faces substantial competition throughout its product categories and geographical regions. Some of the Company's competitors have financial and other resources that are substantially greater than the Company's, and may be able to make larger capital expenditures that will give them a competitive advantage. Royal Group also competes against foreign competitors with lower cost structures, particularly in its consumer product lines, and these competitors may be able to compete more effectively in an aggressive pricing environment. Such competition could result in lower sales or downward price pressure on the Company's products, which may adversely affect its revenues, gross margins and cash flows.

     o The Company's operations and properties are subject to laws and regulations relating to environmental protection, including laws and regulations governing the investigation and clean-up of contaminated properties as well as water discharges, waste management and workplace health and safety. Such laws and regulations frequently change, are different in every jurisdiction, and can impose substantial fines and sanctions for violations. The Company's operations and properties must comply with these laws, and must adapt to regulatory requirements in all jurisdictions as these requirements change. The Company has experienced, and continues to experience, both operating and capital costs to comply with environmental laws and regulations. In addition, although the Company believes its operations are currently substantially in compliance, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, the potential imposition of new clean-up requirements, and new claims for property damage or personal injury arising from environmental matters could require the Company to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on its business, operations and financial condition.

     o The Company's business is exposed to products liability risk and the risk of negative publicity if its products fail. Although the Company maintains insurance for products liability claims, the amount and scope of its insurance may not be adequate to cover a products liability claim that is successfully asserted against it. In addition, products liability insurance could become more expensive and difficult to maintain and, in the future, may not be available on commercially reasonable terms or at all. The Company cannot provide assurance that it has, or will continue to have, adequate insurance coverage against possible products liability claims.

     o The Company is subject to new laws, regulations and standards relating to corporate governance and public disclosure in the United States. In particular, securities regulatory authorities in the United States have introduced, pursuant to Section 404 of the United States Sarbanes-Oxley Act of 2002, new laws that require the Company to undertake an evaluation of its internal control over financial reporting, and attestations of the effectiveness of its internal control over financial reporting by its independent registered public accounting firm. Internal control over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. However, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. In the course of Royal Group's ongoing evaluation of its system of internal control over financial reporting, the Company may identify areas requiring improvements. To the extent that the Company identifies internal control weaknesses which require correction, the Company may be required to incur expenditures or costs which, if significant, could adversely affect the Royal Group's operating results. In the event that, due to the complexity of certain internal control systems, the procedures, certification and attestation required by Section 404 of the Sarbanes-Oxley Act of 2002 are not completed by the required deadline in respect of the Company's 2006 fiscal year, or the Company's CEO, CFO or independent registered public accounting firm determines that the Company's internal control over financial reporting is not effective as defined under Section 404, the Company's reputation, financial condition and the value of the Royal Group's securities could be adversely affected.

Critical Accounting Estimates

The preparation of the Company's Consolidated Financial Statements in accordance with GAAP requires management to make use of certain estimates and assumptions that affect the reported amounts in the consolidated financial statements and the accompanying notes. These estimates and assumptions are based on management's best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates. Estimates are used when accounting for items, the more critical of which are: allowance for doubtful accounts receivable, inventory obsolescence and income taxes.

     Allowance for Doubtful Accounts

In order for management to establish the appropriate allowance for doubtful accounts receivable, estimates are made with regard to general economic conditions, interpreting customer aging trends and the probability of default by individual customers. The failure to estimate correctly could result in bad debts being either higher or lower than the determined provision as of the date of the balance sheet.

     Inventory Obsolescence

In order for management to establish the appropriate provision for inventory, certain judgments and estimates are made with regards to general economic conditions, interpreting inventory turns, identifying slow moving inventory, customer demand patterns and market acceptance of the Company's products. The failure to estimate correctly could result in inventory being either higher or lower than the determined provision as of the date of the balance sheet.

     Income Taxes

In order for management to establish the appropriate income tax asset and liability valuation, estimates are made with regards to the realization of future tax assets and increase of future tax liabilities. The ultimate realization of future tax assets or assessments of future tax liabilities is dependent upon the generation of future taxable income during the years in which those temporary differences become deductible. Because of the judgments involved, income tax assets and liabilities could be over or understated.

     Asset Impairment

In order for management to determine whether an asset impairment has occurred, certain judgments and estimates are made with regards to whether there have been events or changes in circumstances to indicate that a long-lived asset's carrying value may not be recoverable, the likelihood of these events occurring, future cash flows and expected proceeds. The failure to estimate correctly could result in an impairment charge being either higher or lower than the determined impairment charge as of the date of the balance sheet.

     Goodwill Impairment

The Company performs an annual goodwill impairment test in the fourth quarter of each year, and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. The fair values of the reporting units are estimated using a discounted cash flows. The process of determining fair values is subjective and requires management to exercise judgement in making assumptions about future results, including revenue and cash flow projections at the reporting unit level, and discount rates.

     Assets Held for Sale- Valuation of Expected Proceeds

GAAP requires that a long-lived asset classified as held for sale be measured at the lower of its carrying amount or fair value less cost to sell. In determining the write-downs with respect to the divestiture activities, the Company estimated fair value based on draft sales agreements, letters of intent, and appraisals. The failure to estimate correctly the fair value of these assets could result in an impairment charge being either higher or lower than the determined impairment charge as of the date of the balance sheet.

                                CAPITAL STRUCTURE

Authorized Capital

Royal's authorized share capital consists of an unlimited number of First and Second Preferred Shares (collectively, "Preferred Shares") and an unlimited number of Common Shares of which no Preferred Shares and 93,444,502 Common Shares were outstanding as of April, 29, 2006.

Preferred Shares are issuable in series, with the designation of rights, privileges, restrictions and conditions to be determined by the Board of Directors prior to the issue of the first shares of a series. No Preferred Shares have been issued or are outstanding.

Each Common Share is entitled to one vote per share at all meetings of shareholders subject to the prior rights of any outstanding Preferred Shares, and participates equally as to dividends and as to the property and assets of the Company upon dissolution.

Dividend Policy

Royal retains its earnings to finance the growth and development of its business and does not expect to pay dividends in the immediate future. The Board of Directors will review this policy from time to time in the context of Royal's earnings, financial position and other relevant factors.

                              MARKET FOR SECURITIES

The Company's Common Shares are listed on The Toronto Stock Exchange ("TSX") and on the New York Stock Exchange under the symbol "RYG". The trading price and volume of Royal's Common Shares for the 12 months ended December 31, 2005 on the TSX are summarised as follows:



Date                 Open            High            Low              Close         Volume Traded
----                 ----            ----            ---              -----         -------------
2005/12              $10.30          $11.58          $ 9.71           $10.53        1845441
2005/11               10.80           11.43            9.91            10.36        4165163
2005/10               11.66           12.25            9.71            10.75        1831109
2005/09               11.73           13.11           11.01            11.70        1965936
2005/08               12.05           12.35           10.76            11.62        1791262
2005/07               13.16           13.67           12.00            12.13        4667653
2005/07 (1)           13.50           13.50           13.38            13.38        21400
2005/06               13.48           13.86           13.15            13.38        2701401
2005/05               12.02           14.15           10.80            13.52        4473123
2005/04               12.80           12.87           11.71            12.01        1820324
2005/03               10.50           12.89           10.45            12.80        2112542
2005/02               11.14           11.29            9.70            10.52        5739717
2005/01               12.60           13.20           10.50            11.15        3999525


Transfer Agent

Royal's transfer agent is Computershare Trust Company of Canada at its principal office located at 100 University Avenue, 9`h Floor, Toronto, Ontario Canada, M5J 2Y1.

                             DIRECTORS AND OFFICERS

The following table identifies the Company's Directors and executive officers, their committee memberships, their occupations for the past five years and the number and percentage of outstanding Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 29, 2006. Directors were last elected on May 25, 2005 and are elected on an annual basis.

Each director is expected to own Common Shares or Deferred Stock Units having a value equal to at least five times the value of their annual cash retainer for sitting on the Board by the later of May 2009 or five years after the date of their election to the Board. As a result of internal trading restrictions, directors and executive management were prohibited from acquiring or disposing of the Company's Common Shares during much of the period from January 1, 2005 to April 29, 2006.

Since April 3, 2006, the directors, senior officers and certain current and former employees of the Company have been prohibited from trading in securities of the Company pursuant to management cease trade orders issued by the Ontario Securities Commission (the "OSC") in connection with the delay in the filing of certain of the Company's financial statements. The prohibition on trading applies until two business days following the receipt by the OSC of all filings by the Company. The Quebec Securities Commission has made similar orders in respect of an employee located in Quebec.



------------------------
(1) In July of 2005, Royal's trading symbol changed from "RYG.SV" to "RYG ". Trading information for the month of July is divided into two entries to differentiate trades under the symbol "RYG.SV" versus those made under the symbol "RYG".


==============================================================================================================================
                                                                                                        Common Shares and
                                                                                                      Deferred Stock Units
                                                                                                       Owned or Over Which
                                                                        Principal Occupation and     Control or Direction is
                            First Became          Committee               other Public Issuer               Exercised
         Director             Director          Membership(l)              Directorships Held                   %
------------------------------------------------------------------------------------------------------------------------------
  Lawrence J. Blanford     May 25, 2005    Environmental, Health     President and Chief Executive       Nil
  Toronto, Ontario,                        and Safety Committee      Officer of Royal Group
  Canada                                                             Technologies Limited
                                                                     Former President and Chief
                                                                     Executive Officer of Philips
                                                                     Consumer Electronics North
                                                                     America
                                                                     Former President of Maytag
                                                                     Appliances and former President
                                                                     of Maytag's Worldwide
                                                                     Solutions Group
------------------------------------------------------------------------------------------------------------------------------
  Thomas Cryer             August 9, 2005  Audit Committee,          Executive Chairman of Nautilus     1,079 DSUs
  Toronto, Ontario,                        Nomination & Corporate    Indemnity Holdings (captive
  Canada                                   Governance Committee      global insurance company of
                                                                     Deloitte and Touche)
------------------------------------------------------------------------------------------------------------------------------
  James Hacking            May 25, 2005    Human Resources &         Chief Executive Officer of IMT     1,574 DSUs
  Waterloo, Ontario,                       Compensation Committee    (manufacturer and supplier to
  Canada                                   Environmental, Health     the truck-trailer, oil and
                                           and Safety Committee      gas, rail,

                                                                     OEM and defence industries).
                                                                     Director of Armada Group
                                                                     (private plastic injection
                                                                     moulder)
------------------------------------------------------------------------------------------------------------------------------
  Carol Hansell            May 25, 2005    Audit Committee,          Senior partner in the law firm     1,574 DSUs
  Toronto, Ontario,                        Nomination & Corporate    Davies, Ward, Phillips &
  Canada                                   Governance Committee      Vineberg LLP
                                           (Chair)
                                                                     Serves on the Board of
                                           Special Committee         directors
                                                                     of the Public Sector Pension
                                                                     Investment Board (Crown
                                                                     corporation) and on the of
                                                                     Board
                                                                     directors of Toronto East
                                                                     General Hospital

                                                                     Member of the Advisory Boards
                                                                     of the Literary Review of
                                                                     Canada and the Ontario Hospital
                                                                     Association
==============================================================================================================================







                                       15




==============================================================================================================================
  Irvine Hollis            May 2, 1995     Environmental Health &    Former President of Duracell       1,946 Common
  Chatsworth, Ontario,                     Safety Committee (Chair)  Inc. (Consumer Products            Shares(0.002%)
  Canada                                   Special Committee         Company)
                                                                                                        5,456 DSUs
                                                                     Management Consultant, I
                                                                     Hollis Management Consultants
                                                                     Inc. (Advises Start-up
                                                                     Businesses)

                                                                     On advisory board at Mortile
                                                                     Industries and past President
                                                                     and
                                                                     Director of Sudden Arrhythmia
                                                                     death (SADS) Canada

------------------------------------------------------------------------------------------------------------------------------
  Robert E. Lamoureux,     November 18,    Special Committee (Chair) Former Interim Chief Financial     33,996 DSUs
  CA                       2003                                      Officer and current Chairman of
  Toronto, Ontario,                                                  the Board of Royal Group
  Canada                                                             Technologies Limited

                                                                     Former partner and National
                                                                     Leader of
                                                                     PricewaterhouseCoopers'
                                                                     Corporate Governance Practice
                                                                     (Auditors)

                                                                     Former director of the Institute
                                                                     of Corporate Directors ("ICD"),
                                                                     current Director of Directors'
                                                                     College and a member of the
                                                                     Audit Committee of ICD

------------------------------------------------------------------------------------------------------------------------------
  James Sardo              November 18,    Human Resources &         Former Interim Chief Executive     2,000 Common
  Mississauga, Ontario,    2003            Compensation Committee    Officer of Royal Group             Shares(0.002%)
  Canada                                   (Chair)                   Technologies Limited
                                                                                                        46,705 DSUs
                                           Special Committee         Former President of Canadian
                                                                     operations of Moore Corporation
                                                                     Ltd. (Business Forms Company)

                                                                     Former President and Chief
                                                                     Executive Officer of SMK
                                                                     Speedy International
                                                                     (Automotive Repair Company)

                                                                     Director of Hydrogenics
                                                                     Corporation (TSX, NASDAQ)
                                                                     (Hydrogen Fuel Cell and Test
                                                                     Equipment Company),

                                                                     Chairman Board of Trustees of
                                                                     Countryside Power Income Fund
                                                                     (Power Generation Company)

                                                                     Director, New Flyer Industries
                                                                     (manufacturer of city buses)

                                                                     Trustee/Director - UE Water
                                                                     Heater Income Fund (TSX)
                                                                     (Water Heater Rental Business),
==============================================================================================================================



                                       16




=============================================================================================================================
                                                                     Trustee - CDI Income Fund
                                                                     (TSX) (Direct Marketer and
                                                                     Manufacturer of Custom
                                                                     Checks)

-----------------------------------------------------------------------------------------------------------------------------
  Graham Savage            May 25, 2005     Audit Committee (Chair),  Chairman of Callisto Capital      1,574 DSUs
  Toronto, Ontario,                         Special Committee         LP
  Canada                                                              (merchant banking partnership)
                                                                      and Managing Partner of Savage
                                                                      Walker Capital LP

                                                                      Presently director of each of
                                                                      Canadian Tire Corp.and
                                                                      Hollinger International Inc.

                                                                      Former Chief Financial Officer
                                                                      and Director of Rogers
                                                                      Communications Inc.

-----------------------------------------------------------------------------------------------------------------------------
  William Sheffield        May 25, 2005     Human Resources &         Member of the Board of Ontario    1,574 DSUs
  Toronto, Ontario,                         Compensation Committee,   Power Generation (formerly
  Canada                                    Environmental Health &    Ontario Hydro) and director of
                                            Safety Committee          Velan, Inc. (producer of
                                                                      industrial steel valves)

                                                                      Former Chief Executive Officer
                                                                      of Sappi Fine Paper and
                                                                      Executive Vice President of
                                                                      Abitibi Consolidated Inc.
                                                                      (manufacturer and marketer of
                                                                      newsprint).

-----------------------------------------------------------------------------------------------------------------------------
  Ronald Slaght            November 25,     Human Resources &         Partner, Lenczner Slaght Royce    26,843 Common Shares
  Toronto, Ontario,        1994             Compensation Committee,   Smith Griffin (Barristers)        (0.028%)
  Canada                                    Nomination & Corporate
                                            Governance Committee      Past President of The             4,456 DSUs
                                                                      Advocates
                                                                      Society and Member of Civil
                                                                      Rules Committee, Fellow of
                                                                      American College of Trial
                                                                      Lawyers

-----------------------------------------------------------------------------------------------------------------------------
  James G. Lawn            N/A              N/A                       Chief Financial Officer of        Nil
  Oakville, Ontario,                                                  Royal
  Canada                                                              Group Technologies Limited

                                                                      Former Executive Vice
                                                                      President and Chief Financial
                                                                      Officer of Clark Inc.

                                                                      Former Chief Financial Officer
                                                                      of Ventra Group

-----------------------------------------------------------------------------------------------------------------------------
  Scott D. Bates           N/A              N/A                       Vice President, General           3,600 Common Shares
  Toronto, Ontario,                                                   Counsel                           (0.004%)
  Canada                                                              and Corporate Secretary of
                                                                      Royal Group Technologies
                                                                      Limited

-----------------------------------------------------------------------------------------------------------------------------
  Daryl C.F. Wilson        N/A              N/A                       Senior Vice President,            Nil
  Carlisle, Ontario,                                                  Manufacturing, Engineering and
  Canada                                                              Development of Royal Group
                                                                      Technologies Limited
=============================================================================================================================




                                       17




=============================================================================================================================
                                                                      Former Vice-President
                                                                      Manufacturing/Operations of
                                                                      Zenon Environmental, Inc.

                                                                      Former Vice President,
                                                                      Manufacturing of Toyota Motor
                                                                      Manufacturing Canada, Inc.

-----------------------------------------------------------------------------------------------------------------------------
  Bradley J. Holcomb       N/A              N/A                       Senior Vice President, Global     Nil
  Houston, Texas,                                                     Materials and Supply of Royal
  USA                                                                 Group Technologies Limited

                                                                      Former Vice-President and
                                                                      Chief Procurement Officer of
                                                                      Waste Management, Inc.
=============================================================================================================================

                                 AUDIT COMMITTEE

Charter

The Mandate of Royal's Audit Committee is set out in Schedule B to this Annual Information Form.

Composition

The Audit Committee consists of three members, each of whom is independent and financially literate. The members of the Audit Committee are Graham Savage, Thomas Cryer and Carol Hansell. See "Directors and Officers" above for the experience of each member of the Audit Committee that is relevant to the performance and responsibilities of an Audit Committee member.

Pre-Approval Policies and Procedures

The Audit Committee has the authority to pre-approve all audit services and all permitted non-audit services. The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals. The decisions of any member to whom authority is delegated to pre-approve a non-audit related fee must be presented to the Audit Committee at each of its scheduled meetings. If the Audit Committee approves an audit service within the scope of the engagement of the Company's auditors, such audit service shall be deemed to have been pre-approved. As part of the presentation of their audit planning report to the Audit Committee, the auditors provide an estimate for the annual audit related services, which is approved prior to the commencement of the annual audit of the financial statements. The Audit Committee will be informed on an on-going basis as to the non-audit services actually provided by the auditors as part of the pre-approval process.

External Auditor Service Fees

A summary of the fees paid to Royal's external auditors, KPMG LLP in fiscal 2005 and fiscal 2004 are as follows:


Fees                                         Fiscal 2005 (12 months)                 Fiscal 2004 (15 months)
----                                         -----------------------                 -----------------------
Audit Fees (1)                                       $2,431,000                            $1,274,000
Audit Related Fees(2)                                  $23,000                               $29,000
Tax Fees(3)                                            $71,000                              $118,000
All Other Fees(4)                                      $591,000                                Nil


----------------------------------------------

1.   Audit Fees - comprised of audit fees for the year and quarterly reviews

2. Audit Related Fees - comprised of fees for 401(k) plan audit and workers compensation review

3.   Tax Fees - comprised of fees for U.S. tax compliance services

4. All Other Fees - comprised of fees for transfer pricing study and assistance in response to regulatory inquiries

                                  SCHEDULE "A"

                        ROYAL GROUP TECHNOLOGIES LIMITED
                             PRINCIPAL SUBSIDIARIES


================================================================================================================================

                                                       Jurisdiction         Percent                   Percent Ownership
  Subsidiary                                           of Incorporation     Ownership of Voting       of Non-Voting
                                                                            Securities                Securities

================================================================================================================================

================================================================================================================================
  Custom Profiles & Mouldings
--------------------------------------------------------------------------------------------------------------------------------
  Royal Group Technologies Inc.                          Ontario              100%                      100%
  - Candor Plastics Co. Division
  - Crown Plastics Extrusions Co. Division
  - Dominion Plastics Co. Division
  - Dynast Plastics Co. Division
  - Imperial Plastics Co. Division
  - Majestic Plastics Co. Division
  - Pillar Plastics Co. Division
  - Regal Plastics Co. Division
  - Ultimate Plastics Co. Division
  - Royal Patio Doors Co. Division
  - Royal Dynamics Co. Division
  - Royal Foam Co. Division
  -
--------------------------------------------------------------------------------------------------------------------------------
  Custom Window Extrusions, Inc.                         Pennsylvania         100%                      N/A
--------------------------------------------------------------------------------------------------------------------------------
  King Extrusions                                        Washington           100%                      100%
--------------------------------------------------------------------------------------------------------------------------------
  Royal Group Technologies (Quebec) Inc.                 Quebec               100%
  (formerly Royal Quebec Custom Limited)
  - Montreal PVC Division
  - Industrial Plastics Division
  - Thermoplast Division
--------------------------------------------------------------------------------------------------------------------------------
  Liberty Plastics Limited                               Ontario              50%                       N/A
--------------------------------------------------------------------------------------------------------------------------------
  Royal Deluxe Profiles Limited                          Ontario              57.9%                     N/A
--------------------------------------------------------------------------------------------------------------------------------
  Vinyl Concepts Inc.                                    Ontario              50%                       N/A
--------------------------------------------------------------------------------------------------------------------------------
  Royal Sierra Extrusions, Inc.                          Nevada               100%                      N/A
--------------------------------------------------------------------------------------------------------------------------------
  Maine Ultimate Extrusions Limited                      Ontario              50%                       N/A
--------------------------------------------------------------------------------------------------------------------------------
  Royal Mouldings Limited                                Nevada               100%                      N/A
================================================================================================================================
  Window Coverings

--------------------------------------------------------------------------------------------------------------------------------
  Royal Window Coverings Ltda.                           Brazil               100%                      N/A
--------------------------------------------------------------------------------------------------------------------------------
  Royal Window Coverings (USA) L.P.                      Texas                100%                      N/A
--------------------------------------------------------------------------------------------------------------------------------
  Novo Europe B.V.                                       Netherlands          100%                      N/A
--------------------------------------------------------------------------------------------------------------------------------
  Royal Window Coverings Servicios, S.A. De C.V.         Mexico               100%                      N/A
--------------------------------------------------------------------------------------------------------------------------------
  Royal Window Coverings Mexico, S.A. De C.V.            Mexico               60%                       N/A
--------------------------------------------------------------------------------------------------------------------------------


================================================================================================================================
                                                                            Percent                   Percent Ownership
  Subsidiary                                           Jurisdiction         Ownership of Voting       of Non-Voting
                                                       of Incorporation     Securities                Securities

================================================================================================================================
  Home Improvement Products
--------------------------------------------------------------------------------------------------------------------------------
  Royal Alliance Inc.                                    Ontario              60%                       N/A
  - Gracious Living Industries Division
  - Royal Injection Division
--------------------------------------------------------------------------------------------------------------------------------
  Royal Group Technologies Inc.                          Ontario              100%                      100%
  - Royal Outdoor Products Co. Division
  - Prince Plastics Co. Division
--------------------------------------------------------------------------------------------------------------------------------
  Royal Decor Limited                                    Ontario              70%                       N/A
--------------------------------------------------------------------------------------------------------------------------------
  Royal Crown Limited                                    Indiana              100%                      N/A
--------------------------------------------------------------------------------------------------------------------------------
  Construction Products

--------------------------------------------------------------------------------------------------------------------------------
  Plastic Trends, Inc.                                   Michigan             100%                      N/A
--------------------------------------------------------------------------------------------------------------------------------
  Royal Flex-Lox Pipe Limited                            Ontario              100%                      100%
--------------------------------------------------------------------------------------------------------------------------------
  Le-Ron Plastics Inc.                                   Canada               75%                       N/A
--------------------------------------------------------------------------------------------------------------------------------
  Royal Group Technologies Inc.                          Ontario              100%                      100%
  - Royal Pipe Co. Division
  - Fabtech Co. Division
  - Royal Quickstop Fireprotection Systems Co.
   Division
--------------------------------------------------------------------------------------------------------------------------------
  Baron Metal Industries Inc.                            Ontario              100%                      N/A
--------------------------------------------------------------------------------------------------------------------------------
  American Buildings Product Corporation                 Massachusetts        80%                       N/A
--------------------------------------------------------------------------------------------------------------------------------
  Royal Concrete Encased Technologies Inc.               Ontario              75%                       N/A
--------------------------------------------------------------------------------------------------------------------------------
  Royal Group Technologies Inc.                          Ontario              100%                      100%
  - Royal Building Technologies Division
  - Royal Telecom Structures Division
  - Royal Rainware Products
--------------------------------------------------------------------------------------------------------------------------------
  Royal Building Systems De Mexico, S.A. de C.V.         Mexico               100%                      N/A
--------------------------------------------------------------------------------------------------------------------------------
  Edificacion Tecnica Internacional S.A. de C.V.         Mexico               100%                      N/A
--------------------------------------------------------------------------------------------------------------------------------
  Advanced Profiles, S.A. de C.V.                        Mexico               100%                      N/A
--------------------------------------------------------------------------------------------------------------------------------
  Royalco S.A.                                           Colombia             50%                       N/A
--------------------------------------------------------------------------------------------------------------------------------
  Royal Group Technologies del Sur S.A.                  Argentina            88%                       N/A
--------------------------------------------------------------------------------------------------------------------------------
  Royal Do Brasil Technologies S.A.                      Brazil               88%                       N/A
--------------------------------------------------------------------------------------------------------------------------------
  Royal Europa Sp.Zo.o.                                  Poland               80%                       N/A
--------------------------------------------------------------------------------------------------------------------------------
  Royal Hurt, Sp.Zo.o                                    Poland               80%                       N/A
--------------------------------------------------------------------------------------------------------------------------------
  Royal Building Systems (Shanghai) Limited              China                85%                       N/A
--------------------------------------------------------------------------------------------------------------------------------
  Shanghai Royal Real Estate Limited                     China                68%                       N/A
--------------------------------------------------------------------------------------------------------------------------------
  Royal Systems Hawaii, Inc.                             Hawaii               100%                      N/A
--------------------------------------------------------------------------------------------------------------------------------
  Royal Building Systems (Philippines) Limited           Philippines          100%                      N/A
--------------------------------------------------------------------------------------------------------------------------------


===============================================================================================================================
                                                                            Percent                   Percent Ownership
  Subsidiary                                           Jurisdiction         Ownership of Voting       of Non-Voting
                                                       of Incorporation     Securities                Securities

===============================================================================================================================
  Building Products
-------------------------------------------------------------------------------------------------------------------------------
  Royal Group Technologies Inc.                          Ontario              100%                      100%
  - Boncor Building Products Co. Division
  - Royalguard Vinyl Division
  - Roytec Vinyl Division
  - Royal Building Products Division
  - Residential Building Products Division
  - Royplast
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------



===============================================================================================================================
                                                        Jurisdiction       Percent                     Percent Ownership
  Subsidiary                                            of                 Ownership of Voting         of Non-Voting
                                                        Incorporation      Securities                  Securities

===============================================================================================================================
  Materials

-------------------------------------------------------------------------------------------------------------------------------
  Royal Polymers Limited                                  Ontario            100%                       N/A
-------------------------------------------------------------------------------------------------------------------------------
  Reagens Canada Ltd.                                     Ontario            100%                       100%
-------------------------------------------------------------------------------------------------------------------------------
  Royal Group Technologies Inc.                           Ontario            100%                       100%
  - Royal Plastics Co. Division
  - Royal Ecoproducts Co. Division
  - Royal Group Resources Co. Division
  - RoyalBond Co. Division
  - Royal Composites Co. Division
  - Royal Capital Stamping Co. Division
-------------------------------------------------------------------------------------------------------------------------------

  Support

-------------------------------------------------------------------------------------------------------------------------------
  Amut S.p.A.                                             Italy              74%                        N/A
-------------------------------------------------------------------------------------------------------------------------------
  Ariostea S.p.A.                                         Italy              54%                        N/A
-------------------------------------------------------------------------------------------------------------------------------
  Royal Group Technologies Inc.                           Ontario            100%                       100%
  - Royal Machine Manufacturing Co Division
  - Royal Tooling Co. Division
  - Royal R&D Centre Co.
-------------------------------------------------------------------------------------------------------------------------------
  Vinyltech Inc.                                          Ohio               80%                        N/A
-------------------------------------------------------------------------------------------------------------------------------
  Roadex Transport Ltd.                                   Ontario            100%                       100%
-------------------------------------------------------------------------------------------------------------------------------
  Roybridge Investments (USA) Limited                     Delaware           100%                       N/A
-------------------------------------------------------------------------------------------------------------------------------
  Royal Martingrove-Steeles Properties Limited            Ontario            75%                        100%
-------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE "B"
                        ROYAL GROUP TECHNOLOGIES LIMITED
                         MANDATE FOR THE AUDIT COMMITTEE
                            OF THE BOARD OF DIRECTORS

                        ROYAL GROUP TECHNOLOGIES LIMITED



MANDATE FOR THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

This Mandate supercedes any previous mandate and is effective as of February 2, 2005.

Version:  February 2, 2005 - Final


1.       PURPOSE

         The Audit Committee ("Committee") is appointed by the Board of Directors ("Board") of Royal Group Technologies Limited (the "Company") for the purpose of overseeing the accounting and financial reporting process of the Company and audits of the financial statements of the Company and is responsible to assist the Board in its oversight responsibilities with respect to:

         a) The reliability and integrity of the Company's accounting principles and practices, financial statements and related disclosure and other financial reporting and disclosure practices followed by management;

         b) The Company's compliance with related legal and regulatory requirements;

         c) The independence, qualifications, work and performance of the Company's external auditors;

         d)       The performance of the Company's internal audit function; and

         e) The establishment by management of the Company's system of disclosure controls and system of internal controls and performance thereof.

         The Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of issuing an auditor's report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditor regarding financial reporting.

         The Committee provides for an avenue of communication among the external auditors, internal audit, management and the Board.

         The Committee shall also produce such reports for inclusion in the Company's public disclosure material required by the laws, regulations and stock exchange corporate governance requirements to which the Company is subject.


2.       COMPOSITION AND PROCEDURES

         The Committee shall be comprised of not fewer than three directors, each of whom shall have no material relationship with the Company and each member shall be otherwise unrelated and independent under the laws, regulations and listing requirements to which the Company is subject.

         Each Committee member shall be subject to annual re-confirmation and may be removed by the Board at any time. The Chair shall be appointed by the Board.

         All members of the Committee shall be financially literate, as determined by the Board in its business judgement or become financially literate within a reasonable time after their appointment. At least one member of the Committee shall have accounting or related financial expertise, which entails the ability to analyze and interpret a full set of financial statements including the attached notes.

         The Committee shall have the authority to seek any information it reasonably requires from employees or external parties and meet with company officers, external auditors or outside counsel as reasonably necessary.

         The Committee shall have the authority to retain outside advisors, including counsel, as it determines necessary to carry out its duties. The Company shall provide appropriate funding, as determined by the Committee, in its capacity as a Committee of the Board, for payment of
         (i) compensation to any public accounting firm engaged for the purpose of rendering or issuing an audit report or related work or performing other audit, review or attest services for the Company, (ii) compensation to any advisor employed by the Committee as it determines necessary or appropriate in carrying out its duties, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.


3.       AUTHORITY AND RESPONSIBILITIES

A.       Appointment of the Company's External Auditor

         The Committee shall recommend to the Board the external auditor to be nominated for appointment by the shareholders at each annual meeting who will be appointed for the purpose of issuing an auditor's report or performing other audit, review or attest services for the Company. The Committee shall also be directly responsible for the approval of fees to be paid to the independent auditor for audit services and shall pre-approve the retention of the independent auditor for any permitted non-audit services. The Committee shall also be directly responsible for the oversight of the work of the independent auditor for the purpose of issuing an audit report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditors regarding financial reporting.

         The Committee shall obtain and review with the lead audit partner and a more senior representative of the independent auditor, annually or more frequently as the Committee considers appropriate, a report by the independent auditor describing: the independent auditor's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor, or by any inquiry, review or investigation by governmental, professional or other regulatory authorities, within the preceding five years, respecting independent audits carried out by the independent auditor, and any steps taken to deal with these issues; and (to assess the independent auditor's independence) all relationships between the independent auditor and the Company. The Committee shall, in addition to assuring the regular rotation of the lead audit partner, consider whether there should be regular rotation of the audit firm.

         The Committee shall review the experience, qualifications and performance of the senior members of the independent auditor team.

         The Committee shall present its conclusions with respect to the independent auditor to the Board.


B.       Specific Mandates

         The Committee, to the extent it deems necessary or appropriate, shall carry out the following specific responsibilities:

         i)       Financial Statement and Disclosure Matters

         o Review and discuss with management and the external auditor and report to the Board on all financial statements requiring Board approval, disclosures made in management's discussion and analysis, the annual information form, the portions of the management proxy circular, for any annual or special meeting of the shareholders, containing significant information within the Committee's mandate, and all financial statements included in prospectuses or other offering documents.

         o Review and discuss with management and the independent auditor each press release or material change report which contains significant financial information respecting the Company or contains estimates or information regarding the Company's future financial performance or prospects, the use of "pro-forma" or adjusted non-GAAP information

         o Review and discuss with management financial information and earnings guidance provided to analysts and rating agencies - consisting of discussing the types of information to be disclosed and the types of presentations to be made. Should the Company decide to provide earnings guidance, the Committee shall approve this decision before any earnings guidance is provided. The Committee need not discuss in advance each instance in which the Company may provide earnings guidance or presentations to rating agencies.

         o Review with management and the independent auditor major issues regarding accounting and auditing principles and practices and financial statement presentations and disclosure as well as the adequacy of internal controls and procedures for financial reporting that could significantly affect the Company's financial statements or special steps adopted in light of material deficiencies.

         o Review with management and the independent auditor, and satisfy itself as to the adequacy of the Company's disclosure controls and procedures for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements and periodically assess the adequacy of those procedures.

         o Review and discuss quarterly reports from the independent auditors on:
               (a) All critical accounting policies and practices to be used.
               (b) All alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent auditor.
               (c) Other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

         o Review with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

         o Review analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative GAAP methods on the financial statements.

         o Discuss with management the Company's principal risks and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

         o Review with management, the independent auditor and, if necessary, legal counsel, any litigation, claim or contingency that could have a material effect upon the financial position of the Company, and the manner in which these matters have been disclosed in the financial statements.

         o Discuss with the independent auditor the matters required to be discussed by applicable auditing and accounting standards relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, any significant disagreements with management and any other audit problems or difficulties and management's response

         o Review with the chief executive officer and chief financial officer of the Company and the external auditors: (a) all significant deficiencies and material weaknesses in the design or operation of the Company's "internal control over financial reporting", which become known and are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information, and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

         o Review other matters related to the conduct of the audit that are to be communicated to the Committee under generally accepted auditing standards.

         ii)      Oversight of the Company's Relationship with the External
                  Auditor

         In addition to the items set out in section 3.A., the Committee shall:

         o Meet with the independent auditor prior to the audit to discuss the planning and staffing of the audit.

         o Evaluate the qualifications, performance and independence of the external auditor, including considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence, and should take into account the opinions of management and internal auditors. The Committee shall present its conclusions with respect to the independent auditor to the Board.

         o Ensure the rotation of partners on the audit engagement team as required by law and consider, if appropriate, rotating the independent auditing firm in order to assure continuing auditor independence.

         o Review with the independent auditor the adequacy and appropriateness of the accounting policies used in the preparation of the financial statements.

         o Meet separately with the independent auditor to review with them any problems or difficulties they may have encountered and specifically (a) any difficulties which were encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information, and any disagreements with management and (b) any changes required in the planned scope of the audit. Report to the Board on the results of such meetings.

         o Resolve disagreements between management and the external auditor regarding financial reporting.

         o Review the annual management letter from the independent auditor and management's response and follow-up in respect of any identified weaknesses, inquire regularly of management and the independent auditor of any significant issues between them and how they have been resolved, and intervene in the resolution, if required.

         o Set clear policies for the Company's hiring of employees or former employees of the independent auditor.

         o Discuss with the national office of the independent auditor issues on which they were consulted by the audit team and matters of audit quality and consistency.

         iii) Oversight of the Company's Internal Audit and Internal Control Functions

         o Discuss with the Director of Internal Audit, the external auditor and management the internal audit department responsibilities, budget and staffing and any recommended changes in the planned scope of the internal audit.

         o Review the significant reports to management prepared by internal audit and recommendations issued by any external party relating to internal audit issues, together with management's responses to such reports.

         o Monitor compliance with the Company's policies and avoidance of conflicts of interest that may have a material impact on the financial statements.

         o Review the adequacy of the resources of the internal audit department to ensure the objectivity and independence of the function.

         o Review with management the appointment, replacement, and reassignment of the Director of Internal Audit.

         o Meet separately with the Director of Internal Audit to review any problems or difficulties encountered in the course of the audit work, including restrictions on the scope of activities or access to required information, and any disagreements with management and report to the Board on such meetings.


         o Ensure that management, the independent auditor and the internal audit department provides to the Audit Committee an update or report on the Company's control environment as it pertains to the Company's financial reporting process and controls.

         iv)      Oversight in Respect of Legal and Regulatory Matters

         o Review with General Counsel the Company's compliance policies, legal matters and any material reports or inquiries received from regulators or governmental agencies that could have a material effect upon the financial position of the Company and which are not subject to the oversight of another committee of the Board.

         v)       Oversight in Respect of Certain Policies

         o Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. This shall commence in fiscal 2005.

         vi)      Oversight in Respect of Audit and Non-Audit Services

         o Have the authority to pre-approve all audit services and all permitted non-audit services, provided that the Committee need not approve in advance non-audit services where:
               (a) the aggregate amount of all such non-audit services that were not pre-approved constitute not more than 5% of the total amount of fees paid by the Company to the independent auditor during the fiscal year in which the non-audit services are provided;
               (b) such services were not recognized by the Company at the time of the engagement to be non-audit services; and (c) such services are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

         o Approval by the Committee of a non-audit service to be performed by the independent auditor shall be disclosed as required in the Company reports filed with applicable regulatory agencies or organizations. The Committee may delegate to one or more designated members of the Committee the authority to grant pre-approvals required by this section. The decisions of any member to whom authority is delegated to pre-approve an activity shall be presented to the Committee at each of its scheduled meetings. If the Committee approves an audit service within the scope of the engagement of the independent auditor, such audit service shall be deemed to have been pre-approved for purposes of this section.

C.       Committee Member Evaluation

         o The Nominations and Corporate Governance Committee shall conduct an annual performance evaluation of the Committee and shall report to the Board the results of this evaluation. This shall commence in fiscal 2005.

D.       Review of the Committee Mandate

         o The Committee shall review and reassess the adequacy of this Mandate at least annually, submit it to the Board for approval and ensure it is in compliance with applicable regulations. This shall commence in fiscal 2005.

E.       Non-Exhaustive List

         o The foregoing list of duties is not exhaustive, and the Committee may, in addition, perform such other functions as may be necessary or appropriate for the performance of its oversight responsibilities. In discharging its oversight role, the Committee shall have full access to all of the Company's books, records, facilities and personnel.

F.       Oversight Function

         o While the Committee has the responsibilities and powers set forth in this Mandate, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate or are in accordance with GAAP. These are the responsibilities of management and the independent auditor. The Committee, its Chair, and any of its members who have accounting or related financial management experience or expertise are members of the Board of the Company appointed to the Committee to provide broad oversight of the financial risk and control related activities of the Company, and are specifically not accountable nor responsible for the day to day operation or performance of such activities. Therefore, each member of the Committee shall be entitled to rely, to the fullest extent permitted by law, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information and the accuracy of the financial and other information provided to the Committee by such person or organization. A member or members having accounting or related financial management experience or expertise, or being designated as an "audit committee financial expert", does not impose a higher degree of individual responsibility or obligation on such member. Rather, the role of any such members, like the role of all Committee members, is to oversee the accounting and financial reporting processes and not to certify or guarantee the accuracy or completeness of the internal or external audit of the Company's financial information or public disclosure.

4.       COMMITTEE MEETINGS

               The Committee shall meet at least four times a year, or more frequently as circumstances dictate. If the Chair is not present at any meeting of the Committee, one of the other members of the Committee present shall be chosen by the Committee to preside at the meeting.

               A majority of the total number of members of the Committee shall constitute a quorum at all Committee meetings. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Minutes shall be kept of each meeting of the Committee by the Secretary of the Corporation, or such other person as may be appointed by the Chair of the Committee.

               Each regularly scheduled meeting shall conclude with an executive session of the Committee excluding members of management. In addition, the Committee shall meet periodically with management, the general counsel, the director of internal audit and the independent auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. The findings of the Committee will be reported to the Board of Directors in a meeting subsequent to the meeting of the Committee.

               The Committee shall make regular reports to the Board regarding any issues that arise with respect to the quality and integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditors or the performance of the internal audit function.